Exhibit 99.1

Contacts:

In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 IR@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS ANNOUNCES NT$525 MILLION SHARE REPURCHASE PROGRAM

Hsinchu, Taiwan, May 13, 2025 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today announced that its Board of Directors authorized a new share repurchase program with the total amount up to NT$525 million (approximately US$16.4 million, based on the exchange rate of NT$31.96 to US$1.00 as of April 30, 2025).

Under the program, the company will repurchase up to 15 million shares from the open market on the Taiwan Stock Exchange, approximately 2.06% of its issued share capital. The shares will be repurchased within a price range of NT$18.87 to NT$35.00 per share, while the buyback will still be carried out if the stock price falls lower than the aforementioned range. The authorization repurchase program period is from May 14 to July 13, 2025.

S.J. Cheng, Chairman and President of ChipMOS, said, “Our strong balance sheet and long-term fundamentals give us confidence in our business, which is reflected in the new share repurchase authorization by the Board of Directors. This is in-line with our capital allocation strategy and view that our shares represent a highly compelling investment opportunity given the recent share price dislocation in the market. We continue focus on supporting our customers and executing on the longer-term, strategic initiatives that will help drive our growth and leadership success.”

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and Nasdaq: IMOS) (www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS is known for its track record of excellence and history of innovation. The Company provides end-to-end assembly and test services to leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries serving virtually all end markets worldwide.

Forward-Looking Statements:

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategies, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding tariffs, government policies, global trade environments, pricing, plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.